May 12, 2016 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:                   Courtney Haseley, Attorney-Advisor

Fortis Inc.
Registration Statement on Form F-4
Filed on March 17, 2016
File No. 333-210261

Dear Ms. Haseley:

On behalf of our client, Fortis Inc., a company organized under the laws of Newfoundland and Labrador, Canada (the “Company”), we note that the Company has filed Amendment No. 3 to the above-referenced registration statement on Form F-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially filed with the Commission on March 17, 2016, as amended by Amendment No. 1 on April 21, 2016 and Amendment No. 2 on May 9, 2016. In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 12, 2016 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Unaudited Comparative Per Share Data, page 185

1.                                      We could not recalculate the following equivalent pro forma combined amounts for the Three Months Ended March 31, 2016:

•                  Basic earnings per common share; and

•                  Diluted earnings per common share; and

•                  Dividends declared per common share; and

•                  Book value per common share at year end.

Please advise or revise.

Response:

The equivalent pro forma combined amounts for the three months ended March 31, 2016 are calculated as follows:

•                  Basic earnings per common share – C$0.53 x 0.7520 = C$0.39856 converted into US dollars by dividing by the average noon exchange rate of 1.3748 Canadian dollars per US dollar for the three months ended March 31, 2016 = US$0.29

•                  Diluted earnings per common share – C$0.53 x 0.7520 = C$0.39856 converted into US dollars by dividing by the average noon exchange rate of 1.3748 Canadian dollars per US dollar for the three months ended March 31, 2016 = US$0.29

•                  Dividends declared per common share – C$0.38 x 0.7520 = C$0.28576 converted into US dollars by dividing by the average noon exchange rate of 1.3748 Canadian dollars per US dollar for the three months ended March 31, 2016 = US$0.21

•                  Book value per common share at period end – C$31.33 x 0.7520 = C$23.56016 converted into US dollars by dividing by the noon exchange rate of 1.2971 Canadian dollars per US dollar on March 31, 2016 = US$18.16

The Company has revised the disclosure on page 186 in response to the Staff’s comment.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Barry V. Perry, President and Chief Executive Officer and Director, Fortis Inc.
Karl W. Smith, Executive Vice President and Chief Financial Officer, Fortis Inc.
David C. Bennett, Executive Vice President, Chief Legal Officer and Corporate Secretary, Fortis Inc.